FILED BY PEET’S COFFEE & TEA, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: DIEDRICH COFFEE, INC.

COMMISSION FILE NO. 000-21203

Peet’s Coffee & Tea Will Not Enhance Latest Proposal and Will Leave in Place Existing Offer to Acquire Diedrich for $26.00 Per Share

Underscores Speed and Greater Certainty of Closing

EMERYVILLE, Calif., Dec 07, 2009 — Peet’s Coffee & Tea, Inc. (NASDAQ: PEET) announced today that in response to Diedrich Coffee, Inc.’s (NASDAQ: DDRX) determination that the most recent proposal from Green Mountain Coffee Roasters, Inc. (NASDAQ: GMCR) to acquire Diedrich was superior to Peet’s most recent proposal, Peet’s will not further enhance its proposal. Peet’s further announced that it will leave in place its exchange offer to acquire Diedrich for a combination of cash and stock valued at $26.00 per share.

“We believe that a combination of Peet’s and Diedrich would enhance competition in the K-Cup single serve market, benefiting retail trade customers, consumers and the future growth of the Keurig single cup brewing system,” said Patrick O’Dea, President and CEO of Peet’s. “We expect to be in a position to close a transaction within a matter of weeks. Conversely, it is our view that there are significant antitrust issues and resulting timing and closure risks associated with GMCR’s competing proposal. In the meantime, while GMCR’s proposal undergoes regulatory review, our original exchange offer of $26.00 in cash and stock will remain in place and we stand ready to close a transaction swiftly. We remain excited by the opportunity to compete in the single serve K-Cup market through an acquisition of Diedrich and believe this course is in the best interests of the shareholders of both companies,” said O’Dea.

Under the terms of GMCR’s proposal, GMCR and Diedrich will be required to file for Hart-Scott-Rodino antitrust clearance, a regulatory process that GMCR did not undergo when it acquired Tully’s Coffee Corporation’s wholesale business and Timothy’s Coffees of the World, Inc., two of the three other Keurig licensees with whom it previously competed.

On December 1, 2009, the board of directors of Diedrich informed Peet’s that it had determined that a proposal from GMCR to acquire Diedrich for $35.00 per share in cash was superior to Peet’s most recent proposal valued at $32.50 per share in cash and Peet’s stock. As publicly announced by Diedrich, Peet’s $32.50 per share proposal has expired, leaving in place its original $26.00 per share offer, and Peet’s currently has until 5:00 p.m. Pacific Time today to respond to the GMCR proposal. As a result of Peet’s decision not to further enhance its proposal, Diedrich will be entitled to terminate the merger agreement after 5:00 p.m. Pacific Time today, subject to compliance with the requirements of the merger agreement between Peet’s and Diedrich.

Under the terms of Peet’s pending exchange offer, which will continue even if Diedrich terminates the merger agreement, for each share of Diedrich common stock tendered and accepted in the exchange offer or converted in the succeeding merger, Peet’s will pay a combination of $17.33 in cash and a fraction of a share of Peet’s common stock having a value (based on the trading price of Peet’s common stock over a designated period prior to the completion of the exchange offer) of approximately $8.67, such fraction not to exceed 0.315 of a share of Peet’s common stock. Based on the closing price of Peet’s common stock on December 7, 2009, this represents a value of $26.00 per Diedrich share. Following any termination of Peet’s merger agreement with Diedrich, neither of the financing arrangements previously disclosed by Peet’s will remain in effect. Peet’s is negotiating a revised financing arrangement for the pending exchange offer and expects to announce the completion of that negotiation in the near future.

Peet’s exchange offer and withdrawal rights are scheduled to expire at 12:00 midnight Eastern Time on December 15, 2009 unless extended. Peet’s currently intends to exercise its right to extend the exchange offer at that time.

Cooley Godward Kronish LLP is acting as Peet’s legal advisor; Simpson Thacher & Bartlett LLP is acting as legal advisor on antitrust matters. Morgan Stanley and Jesse Capital Management are serving as financial advisors.

Additional Information and Where to Find It

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Diedrich. Peet’s has filed a registration statement on Form S-4 (containing a prospectus/offer to purchase and certain other offer documents) and a tender offer statement on Schedule TO with the SEC, as well as amendments to the foregoing, and Diedrich has filed a solicitation/recommendation statement on Schedule 14D-9, together with amendments, all with respect to the Offer and the Merger (as defined in those documents). Diedrich shareholders are urged to read Peet’s prospectus/offer to purchase and the other offer documents contained in the registration statement, and Diedrich’s solicitation/recommendation statement, because they contain important information that shareholders should consider before making any decision regarding tendering their shares. The registration statement (including the prospectus/offer to purchase and the other offer documents contained therein), the tender offer statement and the solicitation/recommendation statement contain important information, which should be read carefully before any decision is made with respect to the Offer. The registration statement (including the prospectus/offer to purchase and certain other offer documents contained therein), as well as the tender offer statement and the solicitation/recommendation statement, are available to all shareholders of Diedrich at no expense to them. The registration statement (including the prospectus/offer to purchase and other offer documents), the tender offer statement and the solicitation/recommendation statement are available for free at the SEC’s website at www.sec.gov. Free copies of the prospectus and offer to purchase (and other offer documents) are also available from Peet’s by mail to Peet’s Coffee & Tea, Inc., 1400 Park Avenue, Emeryville, CA 94608, attention: Investor Relations, and free copies of the Solicitation/Recommendation Statement are available from Diedrich by mail to Diedrich Coffee, Inc., 28 Executive Park, Suite 200, Irvine, CA 92614, attention: Investor Relations. In addition, the prospectus/offer to purchase (and other offer documents) may also be obtained free of charge by directing a request to the Information Agent for the offer, Laurel Hill Advisory Group, LLC, 100 Wall Street, 22nd floor, New York, NY 10005 at 1-888-742-1305 (toll free). Continental Transfer & Trust Company is acting as depositary for the tender offer.

In addition to the foregoing materials filed with the SEC, Peet’s and Diedrich file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors may read and copy any reports, statements or other information filed by Peet’s or Diedrich at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Peet’s and Diedrich’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Interests of Certain Persons in the Offer and the Merger

Peet’s will be, and certain other persons may be, soliciting Diedrich shareholders to tender their shares into the exchange offer. The directors and executive officers of Peet’s and the directors and executive officers of Diedrich may be deemed to be participants in Peet’s solicitation of Diedrich’s shareholders to tender their shares into the exchange offer.

Shareholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Peet’s and Diedrich in the exchange offer by reading the prospectus/offer to purchase and certain other offer documents, as well as the solicitation/recommendation statement.

About Peet’s Coffee & Tea, Inc.

Peet’s Coffee & Tea, Inc., (NASDAQ: PEET), is the premier specialty coffee and tea company in the United States. Founded in 1966 in Berkeley, California by Alfred Peet, an early tea authority who became widely recognized as the grandfather of specialty coffee in the U.S., Peet’s offers superior quality coffees and teas in multiple forms, by sourcing the best quality coffee beans and tea leaves in the world, adhering to strict high quality and taste standards, and controlling product quality though its unique direct store delivery selling and merchandising system. Peet’s is committed to strategically growing its business through many channels while maintaining the extraordinary quality of its coffees and teas. For more information about Peet’s Coffee & Tea, Inc. visit www.peets.com.

Forward-Looking Statements

This press release contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to the anticipated purchase price, closing timing, financing and benefits of the transaction. Forward-looking statements are based on management’s beliefs, as well as assumptions made by and information currently available to management, including financial and operational information, the company’s stock price volatility, and current competitive conditions. As a result, these statements are subject to various risks and uncertainties. The company’s actual results could differ materially from those set forth in forward-looking statements depending on a variety of factors including, but not limited to, actions taken by competing bidders for Diedrich, fluctuations in the market price of Peet’s common stock, legal and regulatory developments, general economic conditions, including the current recession and its ongoing negative impact on consumer spending, the company’s ability to implement its business strategy, attract and retain customers, and obtain and expand its market presence in new geographic regions; the availability and cost of high quality Arabica coffee beans; consumers’ tastes and preferences; complaints or claims by current, former or prospective employees or government agencies; and competition in its market as well as other risk factors as described more fully in the company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 28, 2008. These factors may not be exhaustive. The company operates in a continually changing business environment, and new risks emerge from time to time. Any forward-looking statements speak only as of the date of this press release.

Sard Verbinnen & Co

Paul Kranhold/Diane Henry, 415-618-8750